Filed by Realty Income Corporation

Commission File No. 1-13374

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital Trust, Inc.

Commission File No. 1-35439

Acquisition of

Company Overviews 2 Realty Income (NYSE: O) is an $8.3 billion commercial real estate company with a Baa1/BBB/BBB+ (Moody’s/S$P/Fitch) credit rating Founded in 1969 to provide monthly dividends to shareholders through the ownership of net lease real estate 505 consecutive monthly dividends with 67 dividend increases since NYSE listing in 1994 Monthly dividends supported by cash flow from long-term leases Over 2,750 properties under long-term leases to commercial and retail tenants Significant growth since NYSE listing in 1994 Total capitalization increased from $402 million to $8.3 billion Properties owned increased from 630 to 2,762 Property square footage increased from 4.1 million to 28.8 million Tenant industries increased from 5 to 38 Share price has increased from $8.00 to $42.48 Dividend per share has increased from $0.90 per share to $1.94 per share, pro forma for this transaction American Realty Capital Trust (NASDAQ: ARCT) is a $2.9 billion commercial real estate company Founded in 2007 to provide durable, reliable income for investors through the delivery of dependable monthly dividends Diversified real estate portfolio is comprised of long-term, net leases with primarily investment grade rated tenants Current portfolio consists of 501 properties located in 43 states and Puerto Rico Average age of properties of approximately 5.8 years Weighted average lease term of approximately 12.8 years Approximately 75% of annual rental revenues derived from investment grade tenants 100% occupancy

Transaction Overview 3 Total equity value of approximately $1.9 billion Implied 2013E AFFO multiple of 14.7x versus 19.7x for O (2) 100% stock transaction Each share of ARCT will be converted into O common shares at a fixed exchange ratio of 0.2874 Issuance of approximately 45.6 (1) million new O common shares Timing Equity Value / Key Metrics Transaction Consideration Financial Impact The transaction is expected to be immediately accretive to FFO and AFFO Expected dividend increase to approximately $1.94 per share on an annualized basis post-closing Preservation of balance sheet flexibility and moderate leverage profile Transaction is expected to close in late Q4 2012 or early Q1 2013 Realty Income (NYSE: O) will acquire (1) Based on approximately 133.4 million O common shares outstanding as of June 30, 2012 and 158.6 million ARCT shares outstanding as of June 30, 2012. (2) Based on First Call consensus estimates as of September 5, 2012. Mgmt. and Board American Realty Capital Trust (NASDAQ: ARCT) for approximately $2.95 billion... ARCT shareholders will own approximately 25.6% of the combined company’s stock Implied price per share of $12.21 based on O’s closing stock price on September 5, 2012 No chares to Realty Income’s management or board of directors’ membership or structure Contingent upon the approval of both companies’ shareholders ...and will further strengthen its position as the premier net lease company

Realty Income’s Transaction Rationale Improves credit quality of Realty Income’s portfolio 75% of rental revenue added is from investment grade tenants Realty Income increases revenue generated by investment grade tenants from 19% to 34% 4 Strategic Alignment Portfolio Enhancement Significant Financial Benefits Acquisition of 501 high quality properties across 43 states plus Puerto Rico with 100% occupancy Improves occupancy by 40 bps to 97.7% Greater tenant diversification rental revenues from top 15 tenants decreases from 49% to 42% Increased industry diversification rental revenues from top 10 industries decreases from 73% to 64% Enhanced property type diversification revenue from retail properties decreases from 86% to 77% Strengthens lease maturity profile by reducing exposure to near-term lease rollovers and increasing weighted average lease term from 11.1 to 11.4 years Decreases average portfolio age Meaningful transaction that will increase Realty Income’s enterprise value to $11.4 billion Reinforces Realty Income’s position as the leading public net lease REIT - will be over two times larger than its next largest public net lease peer and the 18th largest public REIT overall (1) Improved ability to execute large acquisitions strengthening the company’s position as an industry consolidator Ability to achieve operational synergies Immediate FFO and AFFO accretion of approximately $0.20 to $0.22 and $0.14 to $0.16 per share, respectively (2) Ability to increase annualized dividend by approximately $0.13 or 7.1% from $1.81 to $1.94 per share (2) Expected to be balance sheet neutral with potential to further extend debt maturities (1) Ranked by pro forma equity market capitalization using stock prices as of September 5, 2012. (2) Assuming a December 2012 close based on 2013E AFFO. Increased Size and Scale will be over two times larger than its next largest public net lease peer and the 18th largest public REIT overall (1) consolidator Ability to achieve operational synergies

American Realty Capital Trust’s Transaction Rationale At $12.21 per share, including dividends, the compounded annual return to shareholders since NASDAQ listing on March 1, 2012 is over 40% 5 Attractive Return to Shareholders Valuation Size and Scale Opportunity to create the largest publicly-traded net lease REIT by over two times (2) Combined company uniquely positioned to consolidate the industry Enhanced liquidity Increased portfolio diversification (1) Assuming a December 2012 close based on 2013E AFFO. (2) Ranked by pro forma equity market capitalization using stock prices as of September 5, 2012. Financial Benefits Continued monthly dividends Ability to continue to grow earnings Opportunity to achieve operational synergies from the transaction Consistent dividend growth Compounded annual return to shareholders 18.1% compound annual return to shareholders since listing 700 bps over NAREIT Index, 850+ bps over DJIA, S&P500 and NASDAQ Index O’s Track Record Opportunity to achieve a premium valuation for their shares Accretion / Expected Dividend Increase Immediate FFO and AFFO accretion of approximately $0.20 to $0.22 and $0.14 to $0.16 per share, respectively (1) Ability to increase annualized dividend by approximately $0.13 or 7.1% from $1.81 to $1.94 per share (1) Capitalize on the shares’’ recent upward price movement Improved credit profile given O’s investment grade credit ratings

Pro Forma (1) 2,762 501 3,263 28.8 15.7 44.5 97.3% 100.0% 97.7% 49 43 + PR 49 + PR 38 25 45 49% 64% 42% 19% 75% 34% 11.1 years 12.8 years 11.4 years Number of Properties Square Footage (mm) Wtd. Avg. Occupancy Number of States # Tenant Industries Top 15 Tenant Concentration % of Investment Grade Tenants Remaining Lease Term Key Operational Metrics 6 (1) Data per company filings and inclusive of fifteen recently announced acquisitions by ARCT. (1) (1)

# of % of Properties Annual Rent 34 6.0% 20 3.8% 29 3.7% 17 3.6% 52 3.2% 136 3.1% 18 2.5% 102 2.3% 146 2.2% 49 2.1% 147 2.1% 202 1.9% 6 1.9% 33 1.8% 79 1.8% Top 15 Total 1,070 42.0% # of % of Properties Annual Rent 20 5.2% 29 5.0% 17 4.9% 136 4.3% 18 3.3% 102 3.1% 146 3.0% 138 2.7% 202 2.6% 6 2.5% 43 2.5% 79 2.7% 36 2.3% 14 2.2% 68 2.2% Top 15 Total 1,054 48.5% Greater Tenant Diversification 7 Pro Forma (1) Note: Shaded area represents exposure to investment grade tenants. Values represent the percentage of annual rent of the entire tenant base. (1) Data based on annualized 2Q 2012 GAAP rental revenue per company filings and inclusive of fifteen recently announced acquisitions by ARCT. Realty Income increases its exposure to investment grade tenants from 19% to 34% and decreases exposure to its top 15 tenants from 49% to 42% Current (1)

Convenience Stores 13% Restaurants 11% Theaters 7% Transportation Services 6% Health & Fitness 5% Drug Stores 7% Automotive Tire Services 4% Beverage 4% Grocery 3% Child Care 3% Convenience Stores 17% Restaurants 14% Theaters 9% Health & Fitness 7% Beverage 5% Automotive Tire Services 5% Child Care 5% Grocery 4% Drug Stores 4% Automotive Services 3% Enhanced Industry Diversification 8 Current (1) Note: Individual industries rounded to nearest percent. (1) Data based on annualized 2Q 2012 GAAP rental revenue per company filings and inclusive of fifteen recently announced acquisitions by ARCT. Realty Income decreases its concentration to its top 10 industries from 73% to 64% while gaining exposure to new, stable industries including healthcare, discount retail and consumer products Pro Forma (1)

Retail 77% Distribution 11% Manufacturing 2% Office 6% Industrial 1% Agriculture 3% Retail 86% Distribution 4% Manufacturing 2% Office 3% Industrial 1% Agriculture 4% Increased Property Type Diversification 9 Current (1) Note: Industries as defined by Realty Income Corporation. (1) Data based on annualized 2Q 2012 GAAP rental revenue per company filings and inclusive of fifteen recently announced acquisitions by ARCT. Pro Forma (1) Concentration in retail properties decreases from 86% to 77%

Geographic Diversity Note: Regions as defined by Green Street Advisors. Source: Data based on annualized 2Q 2012 GAAP rental revenue per company filings and inclusive of fifteen recently announced acquisitions by ARCT. 2 2 PR 37 35 2 2 18 16 101 96 10 8 3 3 45 38 296 256 19 17 47 38 24 20 11 10 7 6 65 60 23 20 14 12 133 123 155 150 32 25 106 77 88 84 124 104 33 31 91 64 168 142 23 17 60 39 81 75 81 65 168 144 213 191 110 98 132 140 94 108 106 112 2 7 24 33 103 145 43 76 3 5 4 4 17 17 32 65 3 3 64 83 23 24 29 31 15 16 0 4 10 Southeast 26% Midwest 27% Southwest 13% Mid-Atlantic 14% New England 4% West 16% Pro Forma - % of GAAP Rental Revenue Properties Current 2,762 Pro Forma 3,263

15.2% 25.0% 59.8% 11.2% 25.8% 63.0% 0.0% 20.0% 40.0% 60.0% 80.0% 100.0% 2012-2016 2017-2021 2022+ Realty Income Pro Forma Improved Lease Maturity Schedule 11 Realty Income reduces its near term lease rollover while extending its weighted average lease term Weighted Average Lease Term Current 11.1 yrs Pro Forma 11.4 yrs

7,618 5,668 3,844 2,191 1,691 1,897 3,736 2,619 1,498 1,854 1,933 984 $11,354 $8,287 $5,343 $4,045 $3,624 $2,881 $0 $2,000 $4,000 $6,000 $8,000 $10,000 $12,000 O (PF) O NNN EPR LXP ARCT Increased Size and Scale 12 Largest public triple net lease company by over two times Cost of capital and operational advantages Increased float and liquidity Pro forma real estate revenue to be approximately 38% higher Realty Income positioned as the premier consolidator in the net lease sector Total Market Capitalization Annual Rental Revenues Note: $’s in million. Stock price as of September 5, 2012 used to calculate Total Market Capitalization. Rental revenues debt plus preferred per 2Q 2012 Company filings. Equity Value Total Debt + Preferred $637 $460 $333 $331 $254 $176 $150 $250 $350 $450 $550 $650 $750 O (PF) O LXP NNN EPR ARCT

Consolidation Opportunity 13 Estimated $1.5 to $2.0 trillion of U.S. real estate is held by corporate owners/users Highly fragmented market without a dominant type of investor Sector is underpenetrated by public companies Limited competition from investors due to constricted bank lending market Increased transaction volume signifies more inventory from sellers to transact Net lease market provides ample opportunity for Realty Income to continue to grow Estimated Ownership Profile $39.3 $9.3 $21.3 Aug. 2007 Sep. 2009 Mar. 2012 TTM Transaction Volume ($ in bn) Source: Public filings and Real Capital Analystics (1) Represents total market value of real estate owned by O, NNN, EPR, WPC, ARCT, LXP, SIR, GTY, and LSE. Publicly Owned (<5%) (1) Not Publicly Owned (>95%)

Integration and Operational Synergies 14 property portfolio Minimal incremental cost will be required for integration No ARCT employees will remain with Realty Income directors Realty Income will realize an immediate financial benefit from the integration ARCT properties are similar to Realty Income’s existing property portfolio No charges to Realty Income’s management or board of directors

History of Dividend Increases (1) 15 67 dividend increases since 1994 NYSE listing 59 consecutive quarterly increases Realty Income will be able to increase its dividend to $1.94 per share (1) Annualized dividend amount reflects the December declared dividend rate per share multiplied by twelve, with the exception of the 2012 column, which reflects the latest annualized dividend per share declared as of August 2012, multiplied by twelve. $0.90 $0.93 $0.95 $0.96 $1.02 $1.08 $1.11 $1.14 $1.17 $1.20 $1.32 $1.40 $1.52 $1.64 $1.70 $1.72 $1.73 $1.75 $1.81 $1.94 $0.75 $1.00 $1.25 $1.50 $1.75 $2.00 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 Pro Forma

REALTY INCOME
The Monthly Dividend Company®

Shareholder Return Chart

	Realty Income		Equity REIT Index (1)		DJIA		S&P 500		NASDAQ	
	Dividend Yield	Total Return (2)	Dividend Yield	Total Return (3)	Dividend Yield	Total Return (2)	Dividend Yield	Total Return (2)	Dividend Yield	Total Return (4)
1995	8.3%	42.0%	7.4%	15.3%	2.4%	36.9%	2.3%	37.6%	0.6%	39.9%
1996	7.9%	15.4%	6.1%	35.3%	2.2%	28.9%	2.0%	23.0%	0.2%	22.7%
1997	7.5%	14.5%	5.5%	20.3%	1.8%	24.9%	1.6%	33.4%	0.5%	21.6%
1998	8.2%	5.5%	7.5%	(17.5%)	1.7%	18.1%	1.3%	28.6%	0.3%	39.6%
1999	10.5%	(8.7%)	8.7%	(4.6%)	1.3%	27.2%	1.1%	21.0%	0.2%	85.6%
2000	8.9%	31.2%	7.5%	26.4%	1.5%	(4.7%)	1.2%	(9.1%)	0.3%	(39.3%)
2001	7.8%	27.2%	7.1%	13.9%	1.9%	(5.5%)	1.4%	(11.9%)	0.3%	(21.1%)
2002	6.7%	26.9%	7.1%	3.8%	2.6%	(15.0%)	1.9%	(22.1%)	0.5%	(31.5%)
2003	6.0%	21.0%	5.5%	37.1%	2.3%	(28.3%)	1.8%	28.7%	0.6%	50.0%
2004	5.2%	32.7%	4.7%	31.6%	2.2%	5.6%	1.8%	10.9%	0.6%	8.6%
2005	6.5%	(9.2%)	4.6%	12.2%	2.6%	1.7%	1.9%	4.9%	0.9%	1.4%
2006	5.5%	34.8%	3.7%	35.1%	2.5%	19.0%	1.9%	15.8%	0.8%	9.5%
2007	6.1%	3.2%	4.9%	(15.7%)	2.7%	8.8%	2.1%	5.5%	0.8%	9.8%
2008	7.3%	(8.2%)	7.6%	(37.7%)	3.6%	(31.8%)	3.2%	(37.0%)	1.3%	(40.5%)
2009	6.6%	19.3%	3.7%	28.0%	2.6%	22.6%	2.0%	26.5%	1.0%	43.9%
2010	5.1%	38.6%	3.5%	27.9%	2.6%	14.0%	1.9%	15.1%	1.2%	16.9%
2011	5.0%	7.3%	3.8%	8.3%	2.8%	8.3%	2.3%	2.1%	1.3%	(1.8%)
YTD Q2 2012	4.2%	22.0%	3.3%	14.9%	2.7%	6.8%	2.2%	9.5%	1.3%	12.7%
Compound Avg. Ann. Return (5)		**18.1%**		**11.1%**		**9.4%**		**8.2%**		**7.9%**

Note: All of these dividend yields are calculated as annualized dividend based on the last dividend paid in applicable time period divided by the closing price as of period end. Dividend yield sources: NAREIT website and Bloomberg.

(1) FTSE NAREIT US Equity REIT Index as per NAREIT website.

(2) Calculated as the difference between closing stock price as of period end less the closing stock price as of previous period.

(3) Includes reinvestment of dividends. Source NAREIT website and Factset.

(4) Price only index, does not include dividends. Source: Factset.

(5) All of these Compounded Average Annual Total Return rates are calculated in the same manner: from Realty Income's NYSE listing on October 18, 1994 through June 30, 2012, and assuming reinvestment of dividends, except for NASDAQ. Past performance does not guarantee future performance. Realty Income presents this data for informational purposes only and makes no representation about its future performance or how it will compare in performance to other indices in the future.

16

Anticipated Transaction Timing 17 Announce Transaction September 6, 2012 File Proxy October 2012 Close Transaction Late Q4 2012 / early Q1 2013

Realty Income and American Realty Capital Trust 18 Strategic alignment-increased exposure to investment grade tenants Meaningful enhancement to portfolio profile Significant transaction that increases size and scale Immediate FFO and AFFO accretion Ability to increase dividend Balance sheet neutral Realty Income will solidify its position as the premier net lease company

This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, among others, statements of expectations, beliefs, future plans and strategies, anticipated results from operations and developments and other matters that are not historical facts. The forward-looking statements are based on management’s beliefs as well as on a number of assumptions concerning future events. Readers of these materials are cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements. The rental revenue changes and statistics described above are based on the companies’ results for the six months ended June 30, 2012, and assume the acquisition occurred at the beginning of the period. Other data, such as occupancy and lease rollover figures, are based on data as of June 30, 2012. Statements in this press release, which are not strictly historical, are statements. Forward-looking statements involve known and unknown risks, which may cause the companies’ actual future results to differ materially from expected results. These risks include, among others, whether the proposed transaction which is subject to customary conditions in fact closes general economic conditions, local real estate conditions, tenant financial health, the availability of capital to finance planned growth, property acquisitions and the timing of these acquisitions, charges for property impairments, the outcome of any legal proceedings to which the companies’ are party, as described in the companies’ filings with the Securities and Exchange Commission. Consequently, forward-looking statements should be regarded solely as reflections of the companies’ current operating plans and estimates. Actual operating results may differ materially from what is expressed or forecast in this press release. The companies undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date these statements were made. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Realty Income and American Realty Capital Trust expect to prepare and file with the SEC a registration statement on Form S- 4 containing a joint proxy statement/prospectus and other documents with respect to Realty Income’s proposed acquisition of American Realty Capital Trust. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Disclaimer